Exhibit 8

List of Subsidiaries

Active Subsidiaries
Subs Name	Country
Tadipol-ECI Sp.z.o.o	Poland
Alvarion SARL	France
Alvarion De Mexico SA	Mexico
Alvarion Inc	USA
Alvarion UK Ltd.	UK
Alvarion Srl	Romania
Alvarion Asia Pacific Ltd.	Hong Kong
Alvarion Do Brasil LTDA	Brasil
Alvarion Japan KK	Japan
Alvarion Telsiz Sistemleri A.S.	Turkey
Alvarion Israel (2003) Ltd.	Israel
Alvarion Mobile Inc.	USA
Interwave Communications Inc.	USA
Interwave Communications Ireland Limited	Ireland
Interwave Communications International SA	France
Interwave Communications (Shenzen) Co., Ltd~~.~~.	China
Alvarion Spain SL	Spain
International Wave Communications Netowrks Inc.	Philippines
Alvarion Uruguay SA	Uruguay
Alvarion PTE LTD	Singapore

*Alvarion SARL is a wholly-owned subsidiary of Alvarion UK LTD.

** Alvarion Telsiz Sistemleri Ticaret A. S. and Alvarion - Tadipol - ECI Sp.zoo are wholly owned subsidiaries of Kermadec Telecom B.V.